Exhibit 99.1

 News Release

All amounts in U.S. dollars unless otherwise specified.

Brookfield Announces Strategic Combination
of its Renewable Power Businesses

●	Brookfield Renewable Energy Partners will be one of the world’s largest, listed pure-play renewable power businesses with approximately $13 billion of power generating assets
●	Accretive transaction for Brookfield Renewable Power Fund unitholders and is expected to increase their annual distributable cash per unit on average by more than 10% over the next five years
●	Annual distribution to be increased to $1.35 per unit, with a target growth rate of 3% to 5% annually
●	Strong financial profile including a fully-contracted portfolio with an average contract price of $89/MWh and average duration of 24 years
●	High quality and growing power portfolio representing 4,800 MW across 179 facilities in Canada, the United States and Brazil, focused primarily on hydroelectric generation
●	Includes 2,000 MW development pipeline to support future growth

TORONTO, Ontario, September 13, 2011 – Brookfield Asset Management Inc. (TSX: BAM.A, NYSE: BAM) (“Brookfield”) and Brookfield Renewable Power Fund (TSX: BRC.UN) (“Fund”) today announced a plan to combine the Fund and the power generating assets owned by Brookfield’s wholly-owned subsidiary, Brookfield Renewable Power Inc. (“Brookfield Power”), to create Brookfield Renewable Energy Partners L.P. (“BREP”), a global, publicly-traded partnership focused on renewable power generation.

Mr. André Bureau, Chairman of the Board of the Fund, stated that, “In the nearly 12 years since its formation, the Fund, with Brookfield Power as its manager, has earned a reputation as one of the most successful Canadian income trusts generating total annual unitholder returns in excess of 15%. We are excited to present this transaction to the Fund’s security holders as it increases the sustainability and amount of distributions and provides them with significantly greater growth prospects.”

Mr. Richard Legault, Chief Executive Officer of Brookfield’s power operations, stated that, “The combination of these two portfolios creates one of the world’s largest pure-play renewable power platforms. This exciting new company will rank among the very best renewable businesses globally in terms of its quality of assets, scale of operating platform, geographic diversification, access to capital, and global reach. We intend to utilize this entity to grow in the renewable energy business globally.”

The Board of Trustees of Brookfield Renewable Power Trust formed a special committee of trustees (the “Independent Committee”), each of whom is independent of Brookfield Power and Brookfield, to consider the proposed combination. The Independent Committee concluded that the combination is in the best interests of the Fund and the Fund’s minority unitholders, and unanimously recommended that the Board of Trustees approve the combination.  The Board of Directors of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”), the issuer of the Class A Preference Shares, Series 1 (“Preferred Shares”) (TSX: BRF.PR.A), has similarly approved the combination and unanimously recommends that Preferred Shareholders vote to approve the combination.

The Independent Committee retained independent financial, legal and engineering advisors to assist in its consideration of the proposed combination. CIBC World Markets Inc. (“CIBC”) provided a formal valuation of the trust units of the Fund and the limited partnership units of BREP.  CIBC also provided an opinion to the Independent Committee that, as of the date of such opinion and subject to the assumptions, limitations and qualifications contained therein, the consideration to be received by the Fund’s unitholders pursuant to the Combination Agreement is fair, from a financial point of view, to the unitholders of the Fund other than Brookfield Power and its affiliates. The formal valuation and fairness opinion provided by CIBC were two factors, among others, that the Independent Committee considered in assessing the merits of the proposed combination.

TRANSACTION SUMMARY

The following is a summary of the key elements of the proposed transaction; full details will be contained in the materials sent to security holders in connection with the meetings called to approve the transaction.

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All outstanding assets of the Fund, as well as Brookfield Power’s Brazilian, U.S. and Canadian power assets will be combined into a new entity called Brookfield Renewable Energy Partners L.P. (“BREP”). The combination will be effected by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (Ontario).

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Fund unitholders will receive one limited partnership unit of BREP for every Fund unit held. The Fund’s Canadian and U.S. unitholders will have the opportunity to exchange their Fund units for BREP units on a tax-deferred basis.

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Following the combination, it is expected that BREP will have 265.2 million units outstanding on a fully-exchanged basis and that Brookfield will, directly and indirectly, own 73% of BREP on a fully-exchanged basis, and the existing public unitholders of the Fund will own 27% of BREP.

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Upon successful completion of the transaction, BREP intends to establish an initial distribution of $1.35 per unit. The planned increase reflects the anticipated strong cash flow and accretion provided by the combination. It is further expected that the target annual growth in distributions to unitholders will be 3% to 5%, while maintaining a payout ratio in the range of 80% of distributable cash.

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Subject to security holder approvals, subsidiaries of BREP will be responsible for all obligations related to approximately C$1.1 billion of unsecured public corporate bonds (the “Bonds”) issued by Brookfield Power, and C$250 million of Preferred Shares, and BREP will provide guarantees of the Bonds and Preferred Shares. It is expected that Standard & Poor’s and DBRS will both reaffirm the current investment grade ratings of the issuers of the Bonds and Preferred Shares following the combination, and it is expected that BREP will be issued ratings equivalent to the Fund’s current ratings. There are no material changes to the terms of the Bonds or the Preferred Shares.

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Brookfield Power will enter into an Energy Revenue Agreement for all uncontracted generation output in the United States at a price of $75/MWh escalated annually at 40% of the increase in the Consumer Price Index during the previous year, prior to contributing these assets to BREP. In addition, Brookfield Power will amend its existing power purchase agreements for the Fund’s Ontario assets to increase the price to an average of C$88/MWh from approximately C$68/MWh currently. All third-party power purchase agreements for generating assets in Brazil will be transferred to BREP. As such, BREP will possess a portfolio that is virtually fully contracted. This will result in an average contract duration for the entire portfolio of 24 years with highly creditworthy counterparties.

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BREP will assume ownership of all Brookfield Power’s development projects (approximately 2,000 MW of potential capacity) and will be responsible for all future investment related to the further development and construction of the existing development pipeline. Brookfield Power will not receive an up-front payment for any project in its development pipeline but will be paid only if such project is put into commercial operation or sold and such payments will be based on a 50/50 sharing of the value of the project in excess of a priority return on each party’s invested capital.

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TRANSACTION BENEFITS

One of the largest, listed pure-play renewable platforms. On completion of the combination, BREP will own one of the world’s largest, publicly-traded, pure-play renewable power portfolios with 4,400 MW of installed capacity and long term average generation of 17,000 GWh annually. The portfolio will include 168 hydroelectric generating stations on 67 river systems and two wind farms. BREP will also have three wind farms and four hydro facilities under construction that will grow the aggregate capacity of the portfolio to 4,800 MW and average annual generation to more than 18,000 GWh. The portfolio will be diversified across ten power markets in Canada, the United States and Brazil, providing significant geographic and operational diversification.

Accretive transaction. The strategic combination is an accretive transaction for the Fund’s unitholders that is expected to increase their annual distributable cash per unit by an average of 10% above what would have otherwise been available for distribution during the next five years. With a target payout ratio of 80% of distributable cash, BREP is expected to have approximately $100 million of available cash per year to further invest in accretive projects or acquisitions. Distributable cash is expected to improve further in the long term with the reinvestment of surplus cash flows.

Attractive distribution profile. BREP intends to continue the Fund’s highly stable, long-life cash flow profile sourced from predominantly hydroelectric assets while supporting an attractive dividend yield and growth target. BREP will initially pay an annual distribution of $1.35 per unit effective with the fourth quarter distribution payable in January 2012. BREP will target a distribution payout ratio in the range of 80% of distributable cash and pursue a long-term distribution growth rate target in the range of 3% to 5% annually.

Stable, high quality cash flows with attractive long-term value for limited partnership unitholders. BREP will have highly stable, predictable cash flow sourced from a diversified portfolio of low operating cost, long-life hydroelectric and wind power assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Virtually all of BREP’s generation output will be sold pursuant to power purchase agreements, or PPAs, to public power authorities, load-serving utilities, industrial users or to Brookfield or its affiliates. The PPAs for BREP’s assets will have a weighted average remaining duration of 24 years, providing long-term cash flow stability.

Focus on attractive hydroelectric asset class. BREP will benefit from an asset class representing one of the longest life, lowest cost and most environmentally preferred forms of power generation. BREP’s predominantly hydroelectric portfolio will be unique compared to other listed renewable power platforms and its scale and quality will provide significant scarcity value to investors.

Well positioned for global growth mandate. BREP will be Brookfield’s primary vehicle through which it will acquire renewable power assets on a global basis. Its established operating and project development platforms, strategic relationship with Brookfield and enhanced capitalization are expected to competitively position BREP to grow its renewable power business. Upon its formation, BREP will have strong organic growth potential, having been transferred Brookfield Power’s 2,000 MW development pipeline for no up-front payment.

Enhanced financial profile. BREP will possess significant scale and strong cash flows providing enhanced support and coverage for distributions to holders of the Bonds, Preferred Shares and limited partnership units.  On a pro forma basis, BREP will have approximately $13 billion of power generating assets and a conservative leverage profile with consolidated debt-to-total capitalization of 39%. Approximately 80% of BREP’s obligations will be non-recourse and its corporate debt will have a weighted average term of 10 years. BREP will have the ability to make tax-deferred distributions in the form of return of capital to Canadian and U.S. unitholders. The combination of Brookfield Power and the Fund into BREP is expected to improve the tax profile of the Fund well beyond 2014, which is when the Fund’s currently available tax shelter is otherwise expected to be fully utilized.

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Enhanced liquidity and access to capital. BREP’s enhanced scale, significant increase in capitalization and expected continued sound investment-grade ratings from two major rating agencies will enhance its ability to secure and fund new transactions globally. As such, BREP is expected to be uniquely positioned to become a premium vehicle for investors seeking to invest in the renewable power sector. BREP has applied to have its units listed for trading on the TSX and intends to apply to have its units listed for trading on the NYSE, which is expected to enhance BREP’s liquidity, deepen its investor base and improve its ability to fund growth.

PARTNERSHIP STRUCTURE, GOVERNANCE AND MANAGEMENT

As a publicly traded partnership, BREP is expected to benefit from a proven ownership structure which has been successful for infrastructure-like assets and is well suited to support BREP’s long-term growth strategy and objectives.

Through its ownership position in BREP, Brookfield will have a very significant economic interest in BREP and will be strongly aligned with other unitholders in maximizing its success. In addition, a wholly-owned subsidiary of Brookfield will be the general partner of BREP. The general partner will have a board consisting of seven directors, the majority of whom will be independent.

Pursuant to a master services agreement, Brookfield will provide executive oversight of the business and will second senior officers to BREP, including the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer. The seconded individuals include the same executives who have successfully overseen and grown Brookfield’s power operations, including the Fund, since the 1990s. In addition to providing individuals to act as senior officers, Brookfield will provide services relating to acquisitions and dispositions, financings, business planning and strategy, and oversight and supervision of various day to day management and administration activities. In exchange for providing these services, Brookfield will be entitled to a base management fee equal to $20 million annually plus 1.25% of the increases in total capitalization of BREP (effectively market capitalization plus preferred equity plus recourse debt) following closing. Brookfield will also be entitled to an incentive-based distribution linked to growth in distributions to limited partners.

Pursuant to a relationship agreement, BREP will become the primary vehicle through which Brookfield will acquire renewable power assets on a global basis.

Preferred Shares

If the Preferred Shareholders approve the Arrangement, no additional action by the Preferred Shareholders will need to be taken and the Preferred Shares will continue to be listed for trading on the Toronto Stock Exchange. The Preferred Shares are expected to benefit from enhanced financial coverage and to retain their current investment grade ratings following the combination. The Board of Directors of BRP Equity has unanimously recommended that Preferred Shareholders vote to approve the combination.

Formal Valuation and Fairness Opinion by CIBC

The Independent Committee retained CIBC to be its financial advisor and to provide a formal valuation of the trust units of the Fund and the limited partnership units of BREP. The valuation determined that as at September 12, 2011, and subject to the assumptions, limitations and qualifications contained therein, the fair market value of the limited partnership units of BREP ranged from C$5,701 million to C$7,292 million (or C$21.50 to C$27.50 per unit) and the fair market value of the trust units of the Fund ranged from C$2,284 million to C$2,828 million (or C$21.00 to C$26.00 per trust unit). CIBC has also provided an opinion to the Independent Committee that, as of the date of such opinion and subject to the assumptions, limitations and qualifications contained therein, the consideration to be received by the Fund’s unitholders pursuant to the Arrangement is fair, from a financial point of view, to unitholders of the Fund other than Brookfield Power and its affiliates.

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Timetable and Approvals

The transaction will require approval by 66⅔% of Fund unitholders and a majority of unitholders other than Brookfield and related persons present at the meeting in person or by proxy and Ontario court approvals. In addition, Brookfield will seek approval from 66⅔% of the holders of Preferred Shares and Brookfield Power’s unsecured bondholders, which are conditions to closing.

Meeting materials containing details of the proposed transaction are expected to be mailed to security holders of the Fund, BRP Equity and Brookfield Power as soon as practicable. It is anticipated that meetings of security holders to seek the approvals referred to above will be held in October and November of 2011.

The transaction is also subject to obtaining typical regulatory, governmental, corporate or contractual consents, assignments and approvals. The transaction is expected to close in the fourth quarter of 2011.

In connection with the proposed transaction, Heenan Blaikie LLP acted as legal counsel and Hatch Ltd. provided engineering advice to the Independent Committee, and Torys LLP acted as legal counsel to Brookfield Power.

Supplemental information relating to the transaction is available at www.brpfund.com and www.brookfieldpower.com.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy the limited partnership units of BREP or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.  The securities to be offered by BREP have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act.  BREP intends to offer and sell its securities in the United States pursuant to the exemption from registration set forth in Section 3(a)(10) of the U.S. Securities Act.

Conference Calls

A conference call for Fund unitholders will be held today at 9:00 a.m. (EDT). A presentation containing supplemental information relating to the transaction can be downloaded from the Fund’s website at www.brpfund.com. To participate in the conference call, please dial 1-800-319-4610 toll-free in North America, or for overseas calls please dial 1-604-638-5340 at approximately 8:50 a.m. (EDT). The conference call will also be webcast live on the Fund’s website at www.brpfund.com, where it will be archived for future reference. A telephone replay will be archived and available through October 13, 2011. To access this rebroadcast, please call 1-800-319-6413 or 1-604-638-9010 (passcode 1557#).

A conference call for Brookfield Power bondholders will be held today at 1:00 p.m. (EDT). A presentation containing supplemental information relating to the transaction can be downloaded from the Fund’s website at www.brpfund.com. To participate in the conference call, please dial 1-800-319-4610 toll-free in North America, or for overseas calls please dial 1-604-638-5340 at approximately 12:50 p.m. (EDT). The conference call will also be webcast live on the Fund’s website at www.brpfund.com, where it will be archived for future reference. A telephone replay will be archived and available through October 13, 2011. To access this rebroadcast, please call 1-800-319-6413 or 1-604-638-9010 (passcode 2285#).

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements and information within the meaning of the Canadian securities laws.  Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include statements regarding the proposed combination of assets

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of Brookfield Power and the Fund, as well as the creation and structure of Brookfield Renewable Energy Partners and its anticipated ratings, the anticipated benefits of the transaction, the quality of BREP’s assets and the resiliency of the cash flow they will generate, BREP’s anticipated financial performance, the future growth prospects and distribution profile of BREP, the listing and liquidity of the BREP units, BREP’s access to capital and the approval, successful completion and timing of the transaction. Forward-looking statements can be identified by the use of words such as “will”, expected”, “intend”, “continue”, and targets, or variations of such words and phrases.  Although Brookfield, Brookfield Power and the Fund believe that BREP’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of BREP to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to the risk that the conditions precedent to be met, and the regulatory and third party approvals to be obtained, for the combination to occur, are not met or obtained, the fact that BREP units will not be eligible for inclusion on any index, changes to hydrology at BREP’s hydroelectric stations or in wind conditions at BREP’s wind energy facilities, the risk that counterparties to BREP’s contracts do not fulfill their obligations, and as BREP’s contracts expire, it may not be able to replace them with agreements on similar terms, BREP’s operations being highly regulated and exposed to increased regulation which could result in additional costs, the risk that BREP’s concessions and licenses will not be renewed, the risk that a portion of BREP’s hydroelectric portfolio is subject to re-contracting and may become subject to price risk, the risk that BREP may fail to comply with the conditions in, or may not be able to maintain, its governmental permits, the risk that future acquisitions may subject BREP to additional risks, the risk that BREP may experience equipment failure, and other risks and factors detailed from time to time in Brookfield Power’s and the Fund’s public filings including the meeting materials to be sent to security holders in connection with the combination. We caution that the foregoing list of important factors that may affect future results is not exhaustive. Except as required by law, neither Brookfield, Brookfield Power nor the Fund undertakes any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Non-GAAP Measures

This press release contains references to “distributable cash”, which does not have a standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures used by other companies. Management believes that distributable cash is a useful supplemental measure that may assist investors in assessing the financial performance and the cash generated that is available to unitholders for distribution. Distributable cash is based on 100% of net earnings, excluding major maintenance expenses, adjusted to account for non-cash transactions such as depreciation, amortization and future taxes. This figure is reduced by a capital asset reserve to arrive at distributable cash. Distributable cash should not be considered as the sole measure of performance and should not be considered in isolation from, or a substitute for, analysis of the financial statements prepared in accordance with GAAP.

About Brookfield Renewable Power Fund

Brookfield Renewable Power Fund (www.brpfund.com) is a premier Canadian income fund and one of the largest power income funds in North America with more than 1,700 megawatts of power generating capacity and average annual production exceeding 6,500 gigawatt hours.

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The Fund produces electricity exclusively from environmentally friendly and renewable resources, including 42 high quality hydroelectric generating stations and two wind farms in four distinct geographic regions across North America: Québec, Ontario, British Columbia and New England.

Brookfield Renewable Power Inc., which comprises most of the power operations of Brookfield Asset Management Inc., owns approximately 34% of the Fund’s outstanding units on a fully exchanged basis. The Fund’s units are listed for trading on the Toronto Stock Exchange under the symbol BRC.UN.

About Brookfield Renewable Power Inc.

Brookfield Renewable Power Inc., wholly-owned by Brookfield Asset Management Inc., has more than 100 years of experience as an owner, operator and developer of hydroelectric power facilities. Its total portfolio includes more than 170 generating facilities with approximately 4,400 megawatts of capacity. It also has a significant hydroelectric and wind project pipeline. Brookfield Renewable Power’s operations are primarily located in North America and Brazil. For more information, please visit Brookfield Renewable Power’s website at www.brookfieldpower.com.

About Brookfield Asset Management Inc.

Brookfield Asset Management Inc. is a global alternative asset manager with approximately $150 billion in assets under management. It has over a 100-year history of owning and operating assets with a focus on real estate, infrastructure, power and private equity. It has a range of public and private investment products and services, which leverage its expertise and experience and provide it with a distinct competitive advantage in the markets where it operates. Brookfield is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and on NYSE Euronext under the symbol BAMA. For more information, please visit www.brookfield.com.
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Investors: Zev Korman Director, Investor Relations and Communications Brookfield Renewable Power Tel: (416) 359-1955 zev.korman@brookfield.com	Katherine Vyse SVP, Investor Relations Brookfield Asset Management Tel: (416) 369-8246 Email: katherine.vyse@brookfield.com

Media:
Andrew Willis
SVP, Communications & Media
Tel: (416) 369-8236
Email: andrew.willis@brookfield.com